Exhibit 12

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in millions, except ratios)

For the year ended December 31,	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income taxes	$414	$183	$113	$931	$659
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	-	-	-	-	-
Equity loss (income)	(22)	6	18	(12)	(99)
Fixed charges added to earnings	556	534	512	493	533
Distributed income of less than 50 percent-owned persons	66	152	86	89	101
Amortization of capitalized interest:
Consolidated	36	42	47	46	44
Proportionate share of 50 percent-owned persons	-	-	-	-	-

Total earnings	$1,050	$917	$776	$1,547	$1,238

Fixed Charges:
Interest expense:
Consolidated	$526	$498	$473	$453	$490
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	526	498	473	453	490

Amount representative of the interest factor in rents:
Consolidated	30	36	39	40	43
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	30	36	39	40	43

Fixed charges added to earnings	556	534	512	493	533

Interest capitalized:
Consolidated	45	57	56	99	93
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	45	57	56	99	93

Preferred stock dividend requirements of majority-owned subsidiaries	-	-	-	-	-

Total fixed charges	$601	$591	$568	$592	$626

Pretax earnings required to pay preferred stock dividends*	107	107	32	3	3
Combined total fixed charges and preferred stock dividends	$708	$698	$600	$595	$629

Ratio of earnings to fixed charges	1.7	1.6	1.4	2.6	2.0

Ratio of earnings to combined fixed charges and preferred stock dividends	1.5	1.3	1.3	2.6	2.0

*	Based on a U.S. statutory tax rate of 35%.